SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

West Coast Bancorp

(Exact Name of Registrant as Specified in its Charter)

Oregon	93-0810577
(State of Incorporation or Organization)	(IRS Employer
Identification Number)

5335 Meadows Road
Suite 201
Lake Oswego, Oregon	97035
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:     ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:     ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	NASDAQ Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1. Description of Securities to Be Registered.

On October 23, 2009, the Board of Directors (the “Board”) of West Coast Bancorp, an Oregon corporation (the “Company” or “we”), adopted a Tax Benefit Preservation Plan (the “Plan”) with Wells Fargo Bank, National Association, as Rights Agent, designed to preserve its substantial tax assets.

Our Board adopted the Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use net operating losses, tax credits and other tax assets (the “Tax Attributes”) under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated by the Internal Revenue Service.

To the extent that the Tax Attributes do not otherwise become limited, we believe that we will be able to use a significant amount of the Tax Attributes to reduce our tax liability, and therefore these Tax Attributes could be a substantial asset to us. If, however, we experience an “ownership change,” as defined in Section 382 of the Code, our ability to use the Tax Attributes will be substantially limited, and the timing of the usage of the Tax Attributes could be substantially delayed, which could therefore significantly impair the value of the Tax Attributes. In general, an ownership change would occur if the Company’s “5-percent shareholders,” as defined under Section 382 of the Code, collectively increase their ownership in the Company by more than 50 percentage points over a rolling three-year period. Five-percent shareholders generally do not include certain institutional holders, such as mutual fund companies, that hold Company stock on behalf of several individual mutual funds where no single fund owns 5% or more of Company stock.

Under the Plan, from and after the record date of November 2, 2009, each share of our common stock will carry with it one preferred share purchase right (a “Right”), each share of the Company’s Mandatorily Convertible Cumulative Participating Preferred Stock, Series A (“Series A Preferred Stock”), will carry with it 50 Rights (subject to adjustment), and each share of the Company’s Mandatorily Convertible Cumulative Participating Preferred Stock, Series B (“Series B Preferred Stock”), will carry with it 50 Rights (subject to adjustment), until the Distribution Date or earlier expiration of the Rights, as described below. In general, the Rights will work to impose a significant penalty upon any person or group which becomes the “Beneficial Owner” (as such term is defined in the Tax Benefit Preservation Plan) of 4.9% or more of our outstanding common stock after October 23, 2009, without the approval of our Board.  A stockholder who is a Beneficial Owner of 4.9% or more of the outstanding common stock as of October 23, 2009 will not trigger the Rights so long as such stockholder does not (i) become the Beneficial Owner of additional shares of common stock representing 0.2% or more of the shares of common stock then outstanding or (ii) become the Beneficial Owner of less than 4.9% of the outstanding common stock and then reacquire shares that would result in such stockholder becoming the Beneficial Owner of 4.9% or more of the outstanding common stock.  The Board may, in its sole discretion, exempt any person or group for purposes of the Plan if it determines that the acquisition by such person or group will not jeopardize tax benefits or is otherwise in the Company’s best interests.

For those interested in the specific terms of the Plan, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Plan, which has been filed with the Securities and Exchange Commission as Exhibit 4.4 to the Company’s Form 8-K filed on October 28, 2009. In addition, a copy of the Plan is available free of charge from our Company.

The Rights. From the record date of November 2, 2009, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the common stock, the Series A Preferred Stock and the Series B Preferred Stock, as applicable. New Rights will also accompany any new shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock that we issue after November 2, 2009, until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series C Junior Participating Preferred Stock, no par value, of the Company (“Series C Preferred Stock”) for $30.00, subject to adjustment (the “Exercise Price”), once the Rights become exercisable. This portion of a share of Series C Preferred Stock will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock (subject to certain exceptions described in the Plan with respect to Rights that immediately prior to the Distribution Date were evidenced by a certificate that also evidenced Series B Preferred Stock). Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership (as defined in the Plan), from October 23, 2009 onwards of 4.9% or more of our outstanding common stock (or if already the Beneficial Owner of at least 4.9% of our outstanding common stock, by acquiring beneficial ownership of additional shares of our common stock representing 0.2% or more of the shares of common stock then outstanding), unless exempted by the Board.

The date on which the Rights become exercisable is referred to as the “Distribution Date.”  Until that date or earlier expiration of the Rights, the common stock certificates, Series A Preferred Stock certificates and Series B Preferred Stock certificates will also evidence the Rights, and any transfer of shares of common stock or Series A Preferred Stock or Series B Preferred Stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock, Series A Preferred Stock and Series B Preferred Stock, and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock, Series A Preferred Stock and Series B Preferred Stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person or an Affiliate or an Associate of any Acquiring Person may, for payment of the Exercise Price, purchase shares of our common stock with a market value of twice the Exercise Price, based on the market price of the common stock as of the acquisition that resulted in such person or group becoming an Acquiring Person (subject to certain exceptions described in the Plan with respect to Rights that immediately prior to the Distribution Date were evidenced by a certificate that also evidenced Series B Preferred Stock).

Exchange. After a person or group becomes an Acquiring Person, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person or an Affiliate or an Associate of any Acquiring Person (subject to certain exceptions described in the Plan with respect to Rights that immediately prior to the Distribution Date were evidenced by a certificate that also evidenced Series B Preferred Stock).

Series C Preferred Stock Provisions. Each one one-hundredth of a share of Series C Preferred Stock, if issued:

•                  will not be redeemable;

•                  will entitle holders to dividends equal to the dividends, if any, paid on one share of common stock;

•                  will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater;

•                  will have the same voting power as one share of common stock (subject to certain exceptions described in the Plan with respect to Rights that immediately prior to the Distribution Date were evidenced by a certificate that also evidenced Series B Preferred Stock); and

•                  will entitle holders to a per share payment equal to the payment made on one share of common stock, if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-hundredth interest in a share of Series C Preferred Stock is expected to approximate the value of one share of common stock.

Expiration. The Rights will expire on the earliest of (i) October 23, 2012, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that this Plan is no longer necessary for the preservation of tax benefits, (v) October 25, 2010 if approval of the Plan by the Company’s stockholders has not been obtained prior to such date, or (vi) a determination by the Board, prior to the time any person or group becomes an Acquiring Person, that the Plan and the Rights are no longer necessary for the preservation or existence of income tax benefits or are no longer in the best interests of the Company and its stockholders.

Redemption. Our Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Anti-Dilution Provisions. Our Board may adjust the Exercise Price, the number of share of Series C Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series C Preferred Stock or common stock.

Amendments. The terms of the Plan may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person and does not become an exempt person prior to the Distribution Date, our Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

Item 2.    Exhibits.

Exhibit Number	Description
3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 of West Coast Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2003.
3.2

Amended and Restated Bylaws of West Coast Bancorp (as amended through January 27, 2009). Incorporated by reference to Exhibit 3.2 of West Coast Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2008.

3.3

Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A of West Coast Bancorp. Incorporated by reference to Exhibit 3.1 of West Coast Bancorp’s Form 8-K filed on October 28, 2009.

3.4

Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series B of West Coast Bancorp. Incorporated by reference to Exhibit 3.2 of West Coast Bancorp’s Form 8-K filed on October 28, 2009.

3.5	Articles of Amendment of Series C Junior Participating Preferred Stock. Incorporated by reference to Exhibit 3.3 of West Coast Bancorp’s Form 8-K filed on October 28, 2009.
4.1

Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.1 of West Coast Bancorp’s Form 8-K filed on October 28, 2009.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: October 28, 2009

WEST COAST BANCORP

By:	/s/ Richard R. Rasmussen
Name:	Richard R. Rasmussen
Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 of West Coast Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2003.
3.2

Amended and Restated Bylaws of West Coast Bancorp (as amended through January 27, 2009). Incorporated by reference to Exhibit 3.2 of West Coast Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2008.

3.3

Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A of West Coast Bancorp. Incorporated by reference to Exhibit 3.1 of West Coast Bancorp’s Form 8-K filed on October 28, 2009.

3.4

Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series B of West Coast Bancorp. Incorporated by reference to Exhibit 3.2 of West Coast Bancorp’s Form 8-K filed on October 28, 2009.

3.5	Articles of Amendment of Series C Junior Participating Preferred Stock. Incorporated by reference to Exhibit 3.3 of West Coast Bancorp’s Form 8-K filed on October 28, 2009.
4.1

Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association. Incorporated by reference to Exhibit 4.1 of West Coast Bancorp’s Form 8-K filed on October 28, 2009.